UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated February 23, 2006, reporting results for the three months and year ended December 31, 2005.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006	Top Image Systems Ltd. BY: /S/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	EARNINGS RELEASE

Top Image Systems Revenues Up by 50% in Year 2005

Sequential quarterly growth of 15% in revenues and 50% in net profit

        Tel Aviv, Israel – February 23, 2006 – Top Image Systems, Ltd. (NASDAQ: TISA), the leading innovator of data capture solutions, announced today the financial results for its fourth quarter and full year 2005.

        Revenues for the fourth quarter of 2005 were a record $4.71 million, an increase of 25% from the $3.76 million revenues for the fourth quarter of 2004, and a 15% increase from the $4.11 million revenues for the third quarter of 2005. TIS’ operating profit in the fourth quarter was $202 thousand, compared with an operating loss of $426 thousand in the fourth quarter of 2004, and operating profit of $87 thousand in the third quarter of 2005.

        Net income for the fourth quarter was $152 thousand, compared with a net loss of $250 thousand in the fourth quarter of 2004, and net income of $101 thousand in the third quarter of 2005. Net income per share in this quarter was $0.017 compared with net loss per share of $0.030 in the fourth quarter of 2004, and net income per share of $0.012 in the third quarter of 2005.

        Revenues for the year ended December 31, 2005 were $16.82 million, a 50% increase from the $11.18 million revenues for year 2004. TIS’ operating loss for the year was $285 thousands compared with an operating loss of $346 thousand in 2004. The net loss for the year was $461 thousand, compared with a net loss of $168 thousand for year 2004. Loss per share in 2005 was $0.052 compared with a loss per share of $0.020 in 2004.

        Fourth quarter and year highlights:

—	Increased operating profit quarter-over-quarter by 132%.

—	Total quarterly revenues in the fourth quarter increased to $4.71 million, up 25% from $3.76 million in the fourth quarter of 2004.

—	Total annual revenues in 2005 increased to a record of $16.82 million, up 50% from $11.18 million in year 2004.

—	In the fourth quarter, the company generated positive operational cash flow.

—	41% of yearly revenues were generated from services.

—	Success in the Pacific Rim, generating 14% of company's yearly revenues;

—	Growing success for Smart, TIS’ solution for mail classification. Offering state-of-the-art, algorithm based solution for classifying, routing and indexing of any incoming information, Smart is already installed in over half a dozen projects.

—	eFLOW Ability, the new integrated connector into SAP systems, gained ground and is already implemented in seven projects for manufacturing and logistics companies in Europe and the USA.

—	Company signed a five-year site license deal with the Australian Ministry of Defense, extending the use of eFLOW system to human resources, personal files, and medical record applications as well as additional accounts payable functions. In addition to its obvious value for TIS’ revenues, this deal is strategically important for the company as it provides a strong client reference in the Pacific Rim and further strengthens partnership with CSC.

—	The company deepened relationships with CACI and jointly won and is implementing the 2006 Irish census and additional projects for local UK governments.

—	With the selection of eFLOW by Prodata, company provides technological solutions for the four largest service bureaus in Germany.

—	In 2005, the company reinforced it relationship with strong partners and distributions including Accenture, Xerox, CSC, CACI, Atos and Recall.

        “We are delighted to announce our record fourth-quarter and year 2005 results. Revenues, operating profits, profit before tax and EPS are all up with strong organic year-over-year growth,” commented Dr. Ido Schechter, Chief Executive Officer of Top Image Systems.

“Through 2005, we worked according to our three-year strategic plan and implemented it step by step. Most of our objectives were fully met. Our customers have welcomed the benefits that our widening solution has brought and we are enjoying a growing level of sales activity,” added Dr. Schechter.

“In 2006 we intend to further strengthen our relationships with strong partners and distributions, while expanding our partners list to include additional partners, in order to ensure a steady revenue flow. Our market’s growth rate is estimated at 14%, and we expect TIS’ growth in 2006 to exceed this level. We aim to maintain the growth in revenues and profit by continuing our focus on those territories where we have a strong presence. Given our achievements in the 2005, we are confident in our prospects for year 2006,” concluded Dr. Schechter.

        Conference Call

TIS management will host a conference call today, February 23, 2006, at 10:00am EST (7:00 am. PST, 3:00pm UK Time, 5:00pm Israel Time) to review the fourth quarter and full year financial results and other corporate events. Dr. Ido Schechter, CEO, and Arie Rand, CFO, will be on-line to discuss these results and take part in a question and answer session.

        The call can be accessed by dialing:

US Dial-in Number: 1 866 229 7198
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

        Participants are asked to call the number approximately 10 minutes before the conference call begins.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Top Image Systems’ website, at: www.topimagesystems.com

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’ eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “project”, “expect”, “plan”, “intend”, “may”, “should”, “will” and similar words or expressions identify some, but not all, of these statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Adi Bar-Lev, Investor and Public Relations Manager
Top Image Systems Ltd.
+972 3 7679114
adi@TopImageSystems.com

FINANCIAL TABLES FOLLOW

Top Image Systems Ltd. Consolidated Statements of Operations for the

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004
	$	$	$	$

Revenues
Product sales	3,128	2,433	9,888	6,964
Service revenues	1,582	1,334	6,932	4,214

Total revenues	4,710	3,767	16,820	11,178

Cost of revenues
Product costs	1,095	796	3,363	1,971
Service costs	775	552	3,400	1,501

Total cost of revenues	1,870	1,348	6,763	3,472

Gross profit	2,840	2,419	10,057	7,706

Research and development costs	368	291	1,312	929
Selling and marketing	1,356	1,451	5,396	4,547
General and administrative	914	1,103	3,470	2,576
Liquidated damages related to September 2004 PIPE			164

	2,638	2,845	10,342	8,052

Operating profit (loss)	202	(426)	(285)	(346)

Financing income (expenses), net	(20)	188	(146)	178

Income (loss) before taxes on income	182	(238)	(431)	(168)

Taxes on Income	(30)	-	(30)	-

Net income (loss) for the period	152	(238)	(461)	(168)

Basic net income (loss) per share	0.017	(0.030)	(0.053)	(0.020)

Weighted average number of
shares used to compute basic income (loss) per share	8,777,366	8,416,031	8,764,222	6,905,559

Dilutive net income (loss) per share	0.017	(0.030)	(0.052)	(0.020)

Weighted average number of
shares used to compute Dilutive income (loss) per share	8,861,734	8,416,031	8,891,921	6,905,559

Top Image Systems Ltd. Consolidated Balance Sheet as of

	December 31	December 31
	2005	2004
	$	$

Assets

Current assets:
Cash and cash equivalents	8,200	10,136
Marketable securities	1,805	279
Trade receivables, net	6,802	5,541
Other current assets	620	566

Total current assets	17,427	16,522

Severance funds pay	654	571

Property and equipment

Cost	2,358	2,194
Less / accumulated depreciation	(1,781)	(1,576)

Net property and equipment	577	618

Goodwill	465	465

Net intangible assets	1,100	1,419

Other long-term assets, net	135	147

Total assets	20,358	19,742

Current liabilities:
Short-term bank loans	2,179	1,707
Trade payables	900	405
Accrued liabilities and other payables	2,213	2,178

Total current liabilities	5,292	4,290

Long-term liabilities:
Liability for severance pay, net	850	757

Total long-term liabilities	850	757

Total liabilities	6,142	5,047

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	97	97
Additional paid in capital	29,561	29,579
Comprehensive income		(2)
Accumulated deficit	(15,442)	(14,979)

Total shareholders' equity	14,216	14,695

Total liabilities and shareholders' equity	20,358	19,742